EXHIBIT 99.2

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                                  NEWS RELEASE



For media information
Neil McGlone                          Jack Finney
Michael A. Burns & Associates         Retalix USA.
+1-214-521-8596                      (215) 953-5889
nmcglone@mbapr.com                   Jack.finney@retalix.com

For investor information
Allan E. Jordan
The Global Consulting Group
+1-646-284-9400
ajordan@hfgcg.com


          Cumberland Farms Extends Deployment of Retalix Solutions from the Pump to Headquarters

     DALLAS, Texas - April 26, 2007 - Retalix(R) (Nasdaq: RTLX), a leading provider of enterprise-wide software solutions for food retailers and distributors, announced today that Cumberland Farms Inc. has completed implementation of Retalix HQConvenience (HQC) and the Retalix StorePoint Office systems across all 600 corporate stores.

         Cumberland Farms is a leading U.S. petroleum and convenience store chain operating 600 convenience stores in 11 states in the Northeast and Florida. Following on the heels of the successful rollout of Retalix StorePoint point-of-sale (POS), Retalix Fuel and the Retalix Forecourt Server (RFS), Cumberland Farms decided to extend the deployment of the Retalix solutions to the stores' back office systems and the chain's headquarters.

     "We're running Retalix from headquarters to the store to the pumps, automating pricing, product promotions, store reporting, store operations and transaction processing," said John Carroll, vice president, Cumberland Farms. "That allows our Store Managers to complete store reporting requirements much more quickly and spend more time managing the location, maximizing sales and servicing customers."

     "The Cumberland Farms deployment illustrates our belief in an end-to-end solution, regardless of whether done in a single step or multiple phases," said Ray Carlin, executive vice president, Retalix USA. "Moving forward, we have a shared vision of delivering additional functionality and visibility to a range of integrated business processes to reduce costs and help grow revenues in related areas as well."

     Retalix StorePoint Office is tightly integrated with Retalix StorePoint POS, Retalix Fuel, Retalix Forecourt Server (RFS), Retalix HQC, and a variety of store-level functions including mobile solutions, receiving, ordering, demand planning, customer loyalty, QSR and inventory management.

     The Retalix HQConvenience (HQC) application allows petroleum and convenience retailers to gain central control of item, price, supplier, and store information and activities. Using a rules-based approach, it efficiently maintains and manages prices and promotions.

         About Cumberland Farms

     Cumberland Farms, Inc. is based in Canton, Mass. It is the largest convenience store and fuel marketer in the Northeast, operating 600 company operated convenience stores in 11 states in the Northeast and Florida, with sales of more than $3 billion annually. In addition to its corporate stores, Cumberland Farms also owns more than 300 Gulf- and Exxon-branded stores in the Northeast and Florida.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's U.S. headquarters are located in Plano, Texas and international headquarters are located in Ra'anana, Israel. Retalix on the Web: www.retalix.com.

         Retalix, Retalix StorePoint, Retalix Fuel, Retalix Forecourt Server
(RFS) and Retalix HQConvenience (HQC), are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
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